ANDERSON MŌRI & TOMOTSUNE
IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062

File No. 82-34673
December 29, 2006

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Written Confirmation Regarding the Appropriateness and Accuracy of a Semi-Annual Securities Report dated November 15, 2006;

2. Press release dated November 15, 2006 and entitled "Notice Concerning Issuance of Unsecured Bonds with Stock Acquisition Rights (Convertible-Bonds Type) - First Series";

3. Press release dated November 27, 2006 and entitled "Notice Concerning Determination of Terms of Issuance, Etc. of Unsecured Bonds with Stock Acquisition Rights (Convertible-Bonds Type) - First Series";

4. Semi-Annual Business Report for Fiscal Year 2006; and

5. Brief Description of Japanese Language Documents.

dw 1/4

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Anderson Mori & Tomotsune, Japanese counsels to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1182, facsimile +813-6888-3182).

Very truly yours,

Hironori Shibata

Enclosure

File No. 82-34673

[Translation]

Written Confirmation Regarding the Appropriateness and Accuracy of a Semi-Annual Securities Report

November 15, 2006

To: Mr. Taizo Nishimuro
President & CEO
Tokyo Stock Exchange, Inc.

Address of Main Office:
6-5, Marunouchi 1-chome
Chiyoda-ku, Tokyo
Company Name:
Nomura Research Institute, Ltd.
(TSE First Section Ticker Code No. 4307)
Title of Representative:
President, CEO & COO
Name (Signature) of Representative:
Akihisa Fujinuma

I acknowledge that the Semi-Annual Securities Report for the interim accounting period of the 42nd fiscal year from April 1, 2006 to September 30, 2006 is in conformity with the applicable laws and regulations such as the "Ministerial Ordinance Concerning Disclosure of Corporate Information, Etc.", "Regulations Concerning Terms, Forms and Preparation Method of Interim Consolidated Financial Statements" and "Regulations Concerning Terms, Forms and Preparation Method of Interim Non-Consolidated Financial Statements, Etc.", and that there are no false statements contained in such Semi-Annual Securities Report as of the filing date.

The reasons for the above acknowledgement are as follows:

1. I have confirmed that work responsibilities and divisions responsible for the preparation of interim financial statements, etc. were specified and appropriate operation system had been established in each division responsible.

2. I have confirmed that a system to discuss and report material management information, etc. at the meetings of the Board of Directors and management committee has been consolidated.

3. I have confirmed that the appropriateness and accuracy of the Semi-Annual Securities Report had been confirmed by the information disclosure meeting established for the

purpose of improving the credibility of Annual Securities Reports, etc., and the contents thereof had been reported to the Board of Directors and the management committee.

4. I have confirmed that nothing material had been pointed out in the interim audit report of the independent auditors regarding disclosed information relevant to the interim financial statements.

[Translation]

November 15, 2006

To whom it may concern

Nomura Research Institute, Ltd.
Akihisa Fujinuma
President, CEO & COO
(TSE First Section Ticker Code No. 4307)

Notice Concerning Issuance of Unsecured Bonds
with Stock Acquisition Rights (Convertible-Bonds Type) - First Series

Notice is hereby provided that the Board of Directors of the Company, at its meeting held on November 15, 2006, resolved the issuance of Unsecured Bonds with Stock Acquisition Rights (Convertible-Bonds Type) - First Series, the details of which is as described below.

The Bonds will be offered by way of public offering at an Offer Price (102.5 yen for each 100 yen of face value) which differs from the Issue Price (100 yen for each 100 yen of face value).

Contents

1. Name of the Bonds

Nomura Research Institute, Ltd. Unsecured Bonds with Stock Acquisition Rights (Convertible-Bonds Type) - First Series (Ranking *Pari Passu* only with Bonds with Stock Acquisition Rights (Convertible-Bonds Type)) (the "Bonds with Stock Acquisition Rights", of which the Stock Acquisition Rights are referred to as the "Stock Acquisition Rights")

2. Aggregate Issue Amount

50,000,000,000 yen

3. Value of Each Bond

1,000,000 yen (one type)

4. Form

With respect to the Bonds with Stock Acquisition Rights, certificates of Bonds with Stock Acquisition Rights (hereinafter the "Bond Certificates") will be issued in bearer form, and the holders of the Bonds with Stock Acquisition Rights (hereinafter the "Bondholders") may not request exchange for Bond Certificates in registered form. The Bonds and the Stock Acquisition Rights may not be transferred separately, as provided in Paragraphs 2 and 3, Article 254 of the Corporation Act of Japan (the "Corporation Act").

5. Interest Rate

The Bonds with Stock Acquisition Rights will bear no interest.

6. Issue Price

100 yen for each 100 yen of face value

7. Offer Price

102.5 yen for each 100 yen of face value

8. Redemption Amount

100 yen for each 100 yen of face value; provided, however, that in the event of early redemption, the redemption amount shall be as set forth in paragraph (2) of Condition 11.

9. Secured Assets and Guarantees

The Bonds with Stock Acquisition Rights are not secured or guaranteed. No specific assets have been set aside for the Bonds with Stock Acquisition Rights.

10. Trustee

(1) Name of Trustee

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Representative), Sumitomo Mitsui Banking Corporation

(2) Trustee's Authority in Objection Procedure of Creditors

Notwithstanding the provision under Paragraph 2, Article 740 of the Corporation Act, with respect to objections provided under Paragraph 1, Article 740 of the Corporation Act, the trustee shall express no objection on behalf of the Bondholders without a resolution of a meeting of the Bondholders.

(3) Resignation of the Trustee

In the event of conflict of interest (or threat of conflict of interest) between the Bondholders and the trustee, or any other due cause, the trustee may resign by appointment of a person to succeed the trustee's duties.

11. Redemption Method and Period

(1) The principal amount of the Bonds with Stock Acquisition Rights shall be redeemed in aggregate on March 31, 2014; provided, however, that early redemption shall be made pursuant to paragraph (2) below.

(2) In the event that a merger in which the Company becomes the extinct company and an unlisted company (a joint stock corporation whose shares of common stock are not listed on any stock exchange or registered as over-the-counter securities) becomes the surviving company, a share exchange or a share transfer pursuant to which the Company becomes a wholly-owned subsidiary of another company (hereinafter "share transfer, etc.") is resolved at the General Meeting of Shareholders (if a resolution at the General Meeting of Shareholders is not required, in the event that the Board of Directors resolves such matters), the Company may, before the effective date of such share transfer, etc., redeem all, but not some only, of the Bonds with Stock Acquisition Rights then outstanding at the price for each 100 yen of face value indicated below.

From day following the Payment Date set forth in Condition 28 to March 31, 2007	107 yen
From April 1, 2007 to March 31, 2008	106 yen
From April 1, 2008 to March 31, 2009	105 yen
From April 1, 2009 to March 31, 2010	104 yen
From April 1, 2010 to March 31, 2011	103 yen
From April 1, 2011 to March 31, 2012	102 yen
From April 1, 2012 to March 31, 2013	101 yen
From April 1, 2013 to March 30, 2014	100 yen

(3) If the redemption date (including the date on which the Bonds with Stock Acquisition Rights are to be redeemed pursuant to the provision in paragraph (2) above) shall fall on a bank holiday, payment shall be advanced to the nearest preceding bank business day.

(4) The Company may, at any time following the payment date, purchase Bonds with Stock Acquisition Rights. Bonds with Stock Acquisition Rights so purchased may not be cancelled separately.

12. Description of Stock Acquisition Rights

(1) Number of Stock Acquisition Rights pertaining to the Bonds with Stock Acquisition Rights

A total of 50,000 Stock Acquisition Rights shall be issued, comprising one Stock Acquisition Right for each Bond.

(2) Amount to be paid for each Stock Acquisition Right

No money is required to be paid in exchange for the Stock Acquisition Rights.

(3) Type and method of calculation of the number of shares to be issued upon exercise of Stock Acquisition Rights

Shares of common stock of the Company shall be acquired upon exercise of the Stock Acquisition Rights. The number of shares of common stock to be newly issued or disposed of from those held by the Company (such issuance or disposal of the shares of common stock of the Company shall hereinafter be referred to as "delivery of the shares of common stock") shall be the amount obtained by dividing the aggregate issue price of the Bonds with Stock Acquisition Rights submitted by the conversion price prescribed in paragraph (7)(ii) below (in the event of adjustment pursuant to paragraphs (8) through (12) of this Condition, the conversion price after adjustment). Fractions of less than one share shall be disregarded and no cash payment shall be made in respect thereof.

(4) Period for Exercise of Stock Acquisition Rights

The holder of Stock Acquisition Rights (hereinafter the "Option Holder") may, at any time, request for delivery of shares of common stock of the Company prescribed in paragraph (3) above during the period from January 4, 2007 to March 28, 2014 (hereinafter the "Exercise Period"); provided, however, that (i) in the event of early redemption of the Bonds with Stock Acquisition Rights prior to March 28, 2014, then up to the bank business day immediately preceding the redemption date, or (ii) in the event the Bonds with Stock Acquisition Rights shall become due and payable pursuant to Condition 18, then up to the time when the Bonds with Stock Acquisition Rights becomes so due and payable (excluding the day on which the Bonds with Stock Acquisition Rights becomes due and payable). In the event the stock acquisition rights of the New Obligor is to be delivered in any corporate reorganization event prescribed in paragraph (15) below, and if suspension of exercise of Stock Acquisition Rights is necessary, the Company shall give prior notice in writing of the period in which such exercise is to be suspended (which period may not exceed one month) and any other necessary matters to the trustee, and if public notice on such necessary matters is provided prior to one month before the commencement date of such period, no Stock Acquisition Rights may be exercised during such period.

(5) Further conditions to exercise of Stock Acquisition Rights

No Stock Acquisition Right may be exercised in part only.

(6) Conditions for acquisition of Stock Acquisition Rights

None.

(7) Details and amount of assets to be invested upon exercise of Stock Acquisition Rights or method of calculation thereof

(i) Investment upon exercise of Stock Acquisition Rights shall be made in bonds with respect to each Stock Acquisition Rights, and the amount of bonds with respect to each such Stock Acquisition Right shall be the amount equal to the issue price.

(ii) The price to be used in the calculation of the number of shares of common stock of the Company to be delivered upon exercise of the Stock Acquisition Rights (hereinafter the "Conversion Price") shall initially be the closing price of the shares of common stock of the Company at the Tokyo Stock Exchange, Inc. on any day between Monday, November 27, 2006 and Wednesday, November 29, 2006 (hereinafter the "Conversion Price Determination Date") (if the closing price is not available on such day, the closing price of the nearest preceding day will apply) multiplied by a number to be determined between 123% and 128%, with any fraction less than one yen being disregarded, taking into consideration market demand, according to the method prescribed in Article 7-2 of the Fair Business Practice Regulations No. 14 set forth by the Japan Securities Dealers Association. If the Conversion Price falls below 14,314 yen as a result of the calculation, the issuance of the Bonds with Stock Acquisition Rights shall be cancelled.

(8) In the event that, following the issuance of the Bonds with Stock Acquisition Rights, there is a change, or could be a change, in the number of shares of common stock issued by the Company for any reason listed in paragraph (9) below, the Conversion

Price shall be adjusted using the following formula (hereinafter the "Conversion Price Adjustment Formula"):

$$\text{Conversion Price After Adjustment} = \text{Conversion Price Before Adjustment} \times \frac{\text{Number of Shares Outstanding} + \dfrac{\text{Number of Shares to be Delivered} \times \text{Issue Price per Share}}{\text{Market Price per Share}}}{\text{Number of Shares Outstanding} + \text{Number of Shares to be Delivered}}$$

(9) Events to which adjustment of the Conversion Price using the Conversion Price Adjustment Formula shall apply and the time of effectiveness of any such adjustment shall be as follows:

(i) In the event that the Company offers its shares of common stock which it issues or its own shares of common stock which it disposes to any subscriber at an Issue Price less than the market price per share prescribed in paragraph (11)(ii) of this Condition:

The Conversion Price after adjustment shall become effective on the day following the payment date or the last day of the payment period or, if such shares of common stock of the Company shall be allocated to the shareholders, on the day following the record date (if any) for such allocation.

(ii) In the event of a stock split or gratis issue of the shares of common stock of the Company:

The Conversion Price after adjustment shall become effective on the day following the record date for such stock split or on the day following the effective date of such gratis issue. In case of a gratis issue, if such shares of common stock of the Company shall be allocated to the shareholders, the Conversion Price after adjustment shall become effective on the day following the record date (if any) for such allocation..

(iii) In the event that the Company shall issue any stock with acquisition claim rights (*shutokuseikyukentsuki-kabushiki*), stock with acquisition clause

(*shutokujokotsuki-kabushiki*) or stock acquisition rights with acquisition clause (including those attached to bonds with stock acquisition rights) providing the Company to deliver the shares of common stock of the Company at a price less than the market price per share prescribed in paragraph (11)(ii) of this Condition, or any stock acquisition rights (including those attached to bonds with stock acquisition rights) entitling the holders thereof to receive delivery of the shares of common stock of the Company at a price less than the market price per share prescribed in paragraph (11)(ii) of this Condition:

The Conversion Price after adjustment shall be calculated in accordance with the Conversion Price Adjustment Formula based on the assumption that all such stock with acquisition claim rights (*shutokuseikyukentsuki-kabushiki*), stock with acquisition clause (*shutokujokotsuki-kabushiki*) or stock acquisition rights with acquisition clause (including those attached to bonds with stock acquisition rights) or stock acquisition rights (including those attached to bonds with stock acquisition rights) (hereinafter collectively, the "stock with acquisition claim rights, etc.") have been exercised at the initial terms, and shall become effective on the day following either the payment date (in the case of any gratis issue of stock acquisition rights or bonds with stock acquisition rights, the allocation date) or the effective date of such gratis issue. If such shares of common stock of the Company shall be allocated to the shareholders, the Conversion Price after adjustment shall become effective on the day following the record date (if any) for such allocation. In the event of issuance of stock with acquisition rights, etc. for the purpose of acquisition defense, when the Company has announced to the effect that the purpose of such issuance is acquisition defense and has notified the trustee thereof, the Conversion Price after adjustment shall be calculated in accordance with the Conversion Price Adjustment Formula based on the assumption that the stock with acquisition claim rights, etc. have been exercised at the terms on the day on which such stock with acquisition claim rights, etc. became exercisable and the shares of common stock of the Company have been delivered, and shall become effective on the day following the day on which such stock with acquisition claim rights, etc. became exercisable.

(iv) In the event of (i) through (iii) in this paragraph, when a record date for the allocation of shares of common stock of the Company to the shareholders is set and the effectiveness is conditional upon approval of the General Meeting of Shareholders, the Board of Directors or any other organization of the Company, notwithstanding (i) through (iii) in this paragraph, the Conversion Price after adjustment shall become effective on the day following the day of such approval. In this case, the following formula shall apply for calculation of the number of shares of common stock of the Company to be delivered upon any exercise of Stock Acquisition Rights conducted between the day following the record date for the allocation of shares and the day of such approval (paragraph (20) in this Condition shall apply *mutatis mutandis* concerning the delivery of share certificates):

$$\text{Number of Shares} = \frac{\left(\begin{array}{c}\text{Conversion}\\\text{Price Before}\\\text{Adjustment}\end{array} - \begin{array}{c}\text{Conversion}\\\text{Price After}\\\text{Adjustment}\end{array}\right) \times \begin{array}{c}\text{Shares delivered during}\\\text{applicable period at}\\\text{Conversion Price Before}\\\text{Adjustment}\end{array}}{\text{Conversion Price After Adjustment}}$$

Fractions of less than one share shall be disregarded and no cash payment shall be made in respect thereof.

(10) No adjustment of the Conversion Price shall be made unless such adjustment would result in an increase or decrease therein of at least one yen; provided, however, that the Conversion Price before adjustment in the Conversion Price Adjustment Formula shall take into consideration such an increase or decrease in any subsequent adjustment of the Conversion Price.

(11) (i) Prices calculated utilizing the Conversion Price adjustment formula shall be rounded to the nearest one-tenth of a yen.

(ii) The market price to be used in the Conversion Price Adjustment Formula shall be the average of the daily closing prices (regular way) of shares of common stock of the Company on the Tokyo Stock Exchange, Inc. for the 30 consecutive trading days commencing 45 trading days prior to the date on which the adjusted Conversion Price becomes effective (or, in case of paragraph (9)(iv) in this Condition, the record date) (deducting the number

of days for which closing prices are not reported). Such average shall be rounded to the nearest one-tenth of a yen.

(iii) The Number of Shares Outstanding to be used in the Conversion Price Adjustment Formula shall be the number of shares of common stock issued by the Company less the number of shares of common stock held by the Company as treasury stock on, if a record date for shareholder allocation is set, such record date, or, if no record date for shareholder allocation is set, the day one month preceding the day on which the Conversion Price after adjustment becomes effective, plus the number of shares of common stock of the Company assumed to be delivered pursuant to paragraphs (9) and (12) in this Condition, of which are not yet delivered, before adjustment of the Conversion Price. In the event of a stock split of the shares of common stock of the Company, the Number of Shares to be Delivered to be used in the Conversion Price Adjustment Formula shall not include the number of shares of common stock of the Company which are to be allocated on the record date.

(iv) The Issue Price per Share to be used in the Conversion Price Adjustment Formula shall be the amount of assets paid-in or provided, as set forth in Paragraph 1, Article 445 of the Corporation Act.

(12) In addition to cases in which an adjustment of the Conversion Price is required as described in paragraph (9) above, the Company shall adjust the Conversion Price as necessary upon consent of the trustee after discussion therewith in the following events:

(i) an adjustment of Conversion Price is required due to a consolidation of shares into a smaller number of shares, a reduction in capital, capital reserve or earned reserve, a merger (excluding a merger in which the Company becomes extinct), a share exchange (*kabushiki kokan*) or a corporate split; or

(ii) in addition to (i) above, an adjustment of Conversion Price is required due to an act by the Company that changes, or may change, the number of shares of common stock outstanding; or

(iii) a number of interrelated events requiring adjustments of the Conversion Price occur, and there is a need to reflect other events when calculating the market price to be used for calculating the adjusted Conversion Price based on a single event.

(13) Whenever the Conversion Price is adjusted pursuant to paragraphs (8) through (12), the Company shall give prior written notice to the trustee, setting forth a brief description of the facts requiring such adjustment, the Conversion Prices before and after such adjustment, the effective date thereof and any other necessary items, and give public notice no later than the day preceding that on which the adjusted Conversion Price will become effective; provided, however, that if the Company is unable to give such public notice in the event of paragraph (9)(iv) or otherwise by the day preceding the effective date, the Company shall give such notice immediately after the effective date.

(14) Increase in capital and capital reserve in the event of issuance of shares upon exercise of Stock Acquisition Rights

The amount of increase in capital in the event of issuance of shares upon exercise of stock acquisition rights shall be the amount obtained by multiplying the maximum amount of increase in capital calculated pursuant to Article 40 of the Regulations on Corporate Accounts by 0.5, with any fraction less than one yen being rounded up to the nearest yen. The amount of increase in capital reserve in the event of issuance of shares upon exercise of stock acquisition rights shall be the amount obtained by deducting the amount of increase in capital from the maximum amount of increase in capital.

(15) Succession of Bonds with Stock Acquisition Rights by the New Obligor in the event of Corporate Reorganization Event

(i) In the event of a merger in which the Company becomes extinct), a corporate split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), a share exchange (*kabushiki kokan*) or a share transfer (*kabushiki iten*) in which the Company becomes a wholly-owned subsidiary of another company (hereinafter collectively the "Corporate Reorganization Event") (limited to the case in which the shares of common stock are delivered to the shareholders of the

Company), stock acquisition rights of the companies listed in (a) through (e) below (hereinafter the "New Obligor") (the "Transferred Stock Acquisition Rights") shall be delivered to each Option Holder of the Stock Acquisition Rights outstanding immediately before the effective date of the Corporate Reorganization Event in lieu of the Stock Acquisition Rights held by such Option Holder, except in the case of early redemption of the Stock Acquisition Rights pursuant to paragraph (2) of Condition 11, and the details shall be as described in (ii) below. In such event, the Stock Acquisition Rights will cease to be outstanding on the effective date of the Corporate Reorganization Event, and the obligations with respect to the Bonds of the Bonds with Stock Acquisition Rights shall be succeeded to the New Obligor, and the Option Holder shall become a holder of the Transferred Stock Acquisition Rights, to which the provisions regarding the Stock Acquisition Rights in the Terms and Conditions of the Bonds with Stock Acquisition Rights shall apply; provided, however, that in the event of a corporate split (*kyushu bunkatsu* or *shinsetsu bunkatsu*), the Stock Acquisition Rights will cease to be outstanding, only if and when the delivery of Transferred Stock Acquisition Rights to each Option Holder of the Stock Acquisition Rights outstanding immediately before the effective date of the Corporate Reorganization Event and the succession of the obligations with respect to the Bonds of the Bonds with Stock Acquisition Rights by the New Obligor is stipulated in the relevant agreement of corporate split.

(a) in the event of a merger (limited to the case in which the Company becomes extinct), a company surviving after a merger or a company to be established upon merger

(b) in the event of a corporate split (*kyushu bunkatsu*) corporate split, a company which succeeds all or part of the rights and obligations that the Company owes in respect of its business

(c) in the event of a corporate split (*shinsetsu bunkatsu*), a company to be established upon a corporate split (*shinsetsu bunkatsu*)

(d) in the event of a share exchange, a parent company to acquire all of the issued shares of a company making a share exchange

(e) in the event of a share transfer, a parent company to be established by a share transfer

(ii) The details of the Transferred Stock Acquisition Rights shall be as follows:

(a) Number of Transferred Stock Acquisition Rights

The number of Transferred Stock Acquisition Rights shall be the same as that of the Stock Acquisition Rights outstanding immediately before the effective date of the Corporate Reorganization Event.

(b) Type of shares to be issued upon exercise of Transferred Stock Acquisition Rights:

Shares of common stock of the New Obligor.

(c) Method of calculation of the number of shares to be issued upon exercise of Transferred Stock Acquisition Rights

The number of shares of the New Obligor to be issued upon exercise of one stock acquisition right shall be the number obtained by dividing the aggregate amount of the Bonds succeeded and exercised by the Conversion Price set forth in (d) below. Fractions of less than one share shall be disregarded and no cash payment shall be made in respect thereof.

(d) Conversion Price of the Transferred Stock Acquisition Rights

The Conversion Price of the Transferred Stock Acquisition Right shall be determined so that an economic interest equivalent to that which an Option Holder would have received upon exercise of the Stock Acquisition Right immediately before the effective date of the relevant Corporate Reorganization Event may be received upon exercise of a Transferred Stock Acquisition Right immediately after

the effective date of the relevant Corporate Reorganization Event. The Conversion Price of the Transferred Stock Acquisition Right after the effective date of the Corporation Reorganization Event shall be adjusted pursuant to paragraphs (8) through (12) in this Condition.

(e) Details and amount of assets to be invested upon exercise of Transferred Stock Acquisition Rights

Investment upon exercise of Transferred Stock Acquisition Rights shall be made in bonds succeeded by the New Obligor, and the amount of each bond shall be the amount equal to the issue price of each Bond with Stock Acquisition Rights.

(f) Period for exercise of Transferred Stock Acquisition Rights

From the effective date of the Corporate Reorganization Event (in the event that the Company sets a period for suspension of exercise of Stock Acquisition Rights prescribed in paragraph (4) of this Condition, the later of either the effective date of the Corporate Reorganization Event or the bank business day immediately following the last day of such suspension period), up to the expiration of the Exercise Period of the Stock Acquisition Rights prescribed in paragraph (4) of this Condition.

(g) Increase in capital and capital reserve in the event of issuance of shares upon exercise of Transferred Stock Acquisition Rights

The amount of increase in capital in the event of issuance of shares upon exercise of Transferred Stock Acquisition Rights shall be the amount obtained by multiplying the maximum amount of increase in capital calculated pursuant to Article 40 of the Regulations on Corporate Accounts by 0.5, with any fraction less than one yen being rounded up to the nearest yen. The amount of increase in capital reserve in the event of issuance of shares upon exercise of Transferred Stock Acquisition Rights shall be the amount obtained

by deducting the amount of increase in capital from the maximum amount of increase in capital.

(h) Further conditions to exercise of Transferred Stock Acquisition Rights

No Transferred Stock Acquisition Right may be exercised in part only.

(i) Conditions for acquisition of Transferred Stock Acquisition Rights

None.

(16) Acceptance of request for exercise of Stock Acquisition Rights shall be handled at the Exercise Location set forth in Condition 31 below.

(17) Processing of request for exercise of Stock Acquisition Rights shall be handled at the Exercise Processing Agent set forth in Condition 32 below.

(18) (i) Any exercising Option Holder must submit a written request prescribed by the Company, setting forth the Bonds with Stock Acquisition Rights for exercise and the date of request, with its signature and seal affixed thereto, together with such Bond Certificates, to the Exercise Location during the Exercise Period.

(ii) In the event of exercise of any Stock Acquisition Rights attached to Bonds with Stock Acquisition Rights that are registered, a written request provided in item (i) of this paragraph, setting forth the Bonds with Stock Acquisition Rights for exercise and the date of request, with a signature and seal affixed thereto, must be submitted to the Exercise Location via the Bonds Registration Agency set forth in Condition 29 during the Exercise Period.

(iii) Any exercising Option Holder may submit the documents required for exercise of Stock Acquisition Rights to the Exercise Processing Agent and request processing of the procedures set forth in items (i) and (ii) of this paragraph.

(iv) Any person who has submitted the documents required for exercise of Stock Acquisition Rights to the Exercise Location or the Exercise Processing Agent may not withdraw such documents thereafter.

(19) The exercise shall become effective on the day that all of the documents required for exercise of Stock Acquisition Rights are received at the Exercise Location. Any bonds with respect to the Stock Acquisition Rights shall become due upon effectiveness of exercise of such Stock Acquisition Right.

(20) The Company shall deliver a share certificate or certificates to the Option Holder as soon as practicable following the effectiveness of exercise of any Stock Acquisition Rights; provided, however, that no share certificates shall be delivered for shares constituting less than one unit.

(21) When certain provisions in the terms and conditions of the Bonds with Stock Acquisition Rights need to be replaced or any other measures are needed, in any event such as provisions regarding the number of unit shares being abolished, the Company and the trustee shall discuss and take any necessary steps.

13. Rationale for No Money being Required to be Paid in Exchange for the Stock Acquisition Rights

No money shall be required to be paid in exchange for the Stock Acquisition Rights, taking into consideration the non-detachable nature of the Bonds and Stock Acquisition Rights, in light of the fact that the Stock Acquisition Rights will be appurtenant to the Bonds with Stock Acquisition Rights and may not be transferred separately from the Bonds, and that Bonds in respect of such Stock Acquisition Rights shall be contributed upon exercise of such Stock Acquisition Rights, and also taking into consideration the benefits accruing to the Company under the terms and conditions of the Bonds with Stock Acquisition Rights, including interest rate (0.0% per annum) and issue price, and the independent value of the Stock Acquisition Rights.

14. Negative Pledge

(1) So long as any Bonds with Stock Acquisition Rights remain outstanding, in the event that the Company, after issuing the Bonds with Stock Acquisition Rights, creates collateral rights under the Collateralized Bond Trust Law in respect of any bonds with stock acquisition rights (convertible-bonds type) issued by the Company in Japan, the Company shall create collateral rights for the Bonds having the same priority under the same law. ("**Bonds with stock acquisition rights (convertible-bonds type)**" means bonds with stock acquisition rights prescribed in Paragraph 22, Article 2 of the Corporation Act, and that is prescribed to the effect that, upon exercise of a stock acquisition right, the bondholder exercising such stock acquisition right shall be deemed to have invested the bonds of the full amount required to be paid upon exercise of the stock acquisition right pursuant to the provision of Item 3, Paragraph 1, Article 236 of the Corporation Act. Hereinafter the same.)

(2) In the event that the collateral rights created are insufficient to secure the Bonds with Stock Acquisition Rights outstanding, the Company shall create collateral rights under the Collateralized Bond Trust Law in respect of the Bonds with Stock Acquisition Rights as the trustee deems appropriate.

(3) The preceding two paragraphs shall not apply in the event that the Company assumes the bonds with stock acquisition rights (convertible-bonds type) of any company which becomes extinct upon merger, a wholly-owned subsidiary upon a share exchange or a split company, in respect of which the collateral rights are created.

15. Transformation into Secured Bonds

(1) The Company may, at any time, upon consultation with the trustee, create collateral rights under the Collateralized Bond Trust Law in respect of the Bonds with Stock Acquisition Rights as the trustee deems appropriate.

(2) If the Company creates any collateral rights for the Bonds with Stock Acquisition Rights pursuant to Condition 14 or paragraph (1) of this Condition, the Company shall immediately complete registrations and other mandated procedures, and give a public notice of such actions in the manner stipulated in Article 77 of the Collateralized Bond Trust Law.

16. Reservation of Certain Assets

(1) The Company may, at any time, upon consultation with the trustee, covenant not to secure any obligation other than that of the Bonds with Stock Acquisition Rights with certain assets held by the Company (hereinafter the "Reserved Assets"). In such event, the Company shall enter into an agreement to that effect with the trustee.

(2) In the event of paragraph (1) of this Condition, the Company shall enter into a special contract with the trustee regarding the following:

(i) The Company warrants that no covenants exist on the Reserved Assets that prevent the creation of mortgage, pledge and any other rights which would harm the Bondholders' interest or reservation for creation thereof, or the use as collateral for the Bonds with Stock Acquisition Rights.

(ii) The Company shall not transfer or lend the Reserved Assets to a third party without the prior written consent of the trustee.

(iii) In the event that the Reserved Assets may be threatened for whatever reason, the Company shall promptly notify the trustee in writing and follow its instructions.

(iv) In the event that the trustee deems necessary and requests so for the purpose of preservation of Bondholders' rights, the Company shall promptly include certain assets specified by the trustee to Reserved Assets.

(v) In the event of reduction in the Bonds with Stock Acquisition Rights outstanding or any other unavoidable circumstances, the Company may, upon prior written approval of the trustee, exclude some of the Reserved Assets, or replace all or some of the Reserved Assets with certain other assets.

(vi) In the event that the trustee deems necessary and requests so for the purpose of preservation of Bondholders' rights, the Company shall promptly, pursuant to the Collateralized Bond Trust Law, create collateral rights on the

property, among the whole property of the Company, specified by the trustee, and the trustee shall acquire such property on behalf of the Bondholders.

(3) In the event of paragraph (1) of this Condition, the trustee may request the Company to take any measures necessary to achieve the objectives set forth in such paragraph for the purpose of protection of Bondholders.

17. Release of Negative Pledge

In the event that the Company creates collateral rights for the Bonds with Stock Acquisition Rights under the Collateralized Bond Trust Law pursuant to paragraphs (1) and (2) of Condition 14 or paragraph (1) of Condition 15, or the Company sets aside Reserved Assets for the Bonds with Stock Acquisition Rights pursuant to Condition 16, when approved by the trustee, provisions of Condition 14 and paragraph (3) of Condition 20 shall not apply thereafter.

18. Events of Default

All of the Bonds with Stock Acquisition Rights shall become immediately due and payable upon the occurrence of any of the following events; provided, however, that in the event that the Company creates collateral rights, as the trustee deems appropriate, for the Bonds with Stock Acquisition Rights under the Collateralized Bond Trust Law pursuant to paragraphs (1) and (2) of Condition 14 and paragraph (1) of Condition 15, the Bonds with Stock Acquisition Rights shall not become due and payable even in any circumstances under paragraph (2) of this Condition:

(1) the Company defaults in the performance of any provision set forth in Condition 11; or

(2) the Company defaults in the performance of any provision set forth in Condition 14; or

(3) the Company defaults in the performance of any provision set forth in paragraphs (8) through (13) of Condition 12, paragraph (2) of Condition 15, Condition 19, Condition 20, paragraph (2) of Condition 21, Condition 22 or Condition 25 and such default is not remedied within the period specified by the trustee; or

(4) the Company fails to pay interest or principal on any bonds issued thereby other than the Bonds with Stock Acquisition Rights, or is unable to make a payment upon maturity with respect to such bonds; or

(5) the obligation to repay any indebtedness for money borrowed, excluding any bonds, by the Company is accelerated prior to its stated maturity, or the Company fails to pay or otherwise defaults in making any payment due under any guarantee and/or any indemnity given by it in respect of any obligation in relation to money borrowed or indebtedness for money borrowed, including any bonds, by any third party; provided, however, that this shall apply only in the event that the aggregate amount of such obligation or guarantee and/or indemnity of the Company exceeds 500 million yen (or its equivalent in any other currency or currencies); or

(6) the Company files a petition seeking with respect to the Company a decree of commencement of bankruptcy proceedings, civil rehabilitation proceedings or corporate reorganization proceedings, or a resolution of the Board of Directors is passed for the winding-up, dissolution or liquidation of the Company (except in connection with a merger); or

(7) the Company receives with respect to the Company a final decree or order of commencement of bankruptcy proceedings, civil rehabilitation proceedings, corporate reorganization proceedings, corporate arrangement proceedings or special liquidation proceedings, or dissolves (except in connection with a merger); or

(8) the Company receives seizure or auction (including public auction) with respect to its assets indispensable for its business management, or an event of significant tarnishment to the Company, such as procedure for collection of tax delinquency, occurs, upon which the trustee considers it inappropriate for the Bonds with Stock Acquisition Rights to survive for the purpose of preservation of Option Holders' rights.

19. Periodic Reports to the Trustee

(1) The Company shall provide a review on its business to the trustee from time to time, promptly submit its financial reports and business reports after the close of each fiscal year, and notify the trustee in writing of dividend payment (including interim dividend

prescribed in Paragraph 5, Article 454 of the Corporation Act). The same shall apply to temporary settlement of account on a certain day prescribed in Paragraph 1, Article 441 of the Corporation Act.

(2) The Company shall promptly notify the trustee of the filings with the director of the relevant local finance bureau of annual securities reports, semi-annual securities reports, extraordinary reports or any amendments thereto, prepared in accordance with the Securities and Exchange Law of Japan, and any attachments thereto. The Company shall provide a copy of any such document in the event that the trustee requests a copy thereof.

20. Notice to the Trustee

(1) In the event of occurrence of any events which should be recorded in the Bond Register and the Register of Stock Acquisition Rights or any change thereto after the issuance of the Bonds with Stock Acquisition Rights, the Company shall promptly record such matter in the Bond Register and the Register of Stock Acquisition Rights, and notify the trustee thereof in writing, with a representative's signature and seal affixed thereto.

(2) The Company shall notify the trustee in writing in advance in any of the following events:

(i) in the event of transfer or lending of any assets indispensable for its business management;

(ii) in the event of any change, cessation or discontinuance of all of its business or any part of its material business;

(iii) in the event of reduction in the amount of capital, capital reserve or earned reserve; and

(iv) in the event of reorganization, corporate split, merger, share exchange or share transfer.

(3) Any time after the issuance of the Bonds with Stock Acquisition Rights, in the event of creation of collateral rights for any other bonds with stock acquisition rights (convertible-bonds type) to be issued by the Company in Japan in the future, the Company shall notify the trustee in writing in advance of such fact and reason therefor, details of obligation, collateral and any other necessary matters.

21. Trustee's Authority for Examination

(1) The trustee may, by exercising its authority pursuant to the provisions of the management agreement of the Bonds with Stock Acquisition Rights, or when it deems necessary for fulfillment of its obligations, request submission of, and examine, reports on business, accounts, books and records of the Company and its consolidated subsidiaries and equity method affiliates.

(2) In case of paragraph (1) in this Condition, the Company shall cooperate when the trustee conducts examination on the Company and its consolidated subsidiaries and equity method affiliates.

22. Notice and Public Notice in the Event of Early Redemption

In the event of early redemption set forth in paragraph (2) of Condition 11, the Company shall notify the trustee in writing of the fact, amount and date of such redemption and any other necessary items no later than two months prior to the redemption date, and give public notice on any necessary items no later than one month prior to the redemption date.

23. Replacement of Bonds with Stock Acquisition Rights

(1) In the event of loss of a certificate of the Bonds with Stock Acquisition Rights, the Company shall replace such certificate upon a written request to the Company by the holder of such certificate setting forth the type, certificate number and the reason for loss, etc. with respect to such certificate, accompanied by a certified transcript of a final decree of nullification of such certificate, which may be obtainable upon public notice and declaration of cancellation with respect to such certificate.

(2) Bondholders may, upon submission of mutilated or defaced certificates of the Bonds with Stock Acquisition Rights, request replacement thereof by the Company; provided, however, that if the authenticity of such certificate cannot be definitively determined, the same requirements as applicable in the event of loss of a certificate shall apply.

24. Expenses for Delivery of Replacement Certificate of the Bonds with Stock Acquisition Rights

The Company shall be entitled to charge any bondholder receiving a replacement certificate of the Bonds with Stock Acquisition Rights for expenses incurred in connection therewith, including stamp duties. The same shall apply to delivery of certificates of the Bonds with Stock Acquisition Rights upon deregistration of Bonds with Stock Acquisition Rights.

25. Public Notice regarding the Bonds with Stock Acquisition Rights

Public notice regarding the Bonds with Stock Acquisition Rights shall be made by electronic notification as set forth in the Articles of Incorporation of the Company, unless provided otherwise by law or regulation or a management agreement of the Bonds with Stock Acquisition Rights; provided, however, if the trustee on behalf of the Bondholders deems it necessary, such notice may be published in one or more daily newspapers circulated in Tokyo and Osaka, respectively, in addition to electronic notification. In case it is impossible to notify by electronic notification due to an accident or any other unavoidable reason, the public notices shall be published in the newspaper prescribed in the Articles of Incorporation of the Company or one or more daily newspapers circulated in Tokyo and Osaka, respectively. In the event the trustee on behalf of the Bondholders gives public notice as it deems necessary, such notice shall be published in one or more daily newspapers circulated in Tokyo and Osaka, respectively, in addition to the manner prescribed by law.

26. Meetings of the Bondholders

(1) Meetings of the Bondholders shall be convened by the Company or the trustee, which shall give public notice of any such meeting of the Bondholders and any matters prescribed under the provisions of Article 719 of the Corporation Act at least three weeks prior to the meeting.

(2) Meetings of the Bondholders shall be held in Tokyo, Japan.

(3) Bondholders holding not less than one-tenth of the aggregate face value of the Bonds with Stock Acquisition Rights (excluding those already redeemed and held by the Company) at any time may require the Company or the trustee to convene a meeting of the Bondholders by submitting a form setting forth the business to be transacted at such meeting and the reason therefor, upon presentation of Bond Certificates or debenture registration certificates with respect to the Bonds with Stock Acquisition Rights to the Company or the trustee.

(4) Meetings of the Bondholders of the Bonds with Stock Acquisition Rights and Bonds of the same type (as prescribed in the Corporation Act) shall be held as a meeting of Bondholders of one type. The provisions of the preceding three paragraphs shall apply *mutatis mutandis* concerning the meetings of Bondholders set forth in this paragraph.

27. Subscription Period

From the business day immediately following the Conversion Price Determination Date to three business days after the Conversion Price Determination Date.

28. Payment Date and Allocation Date of the Stock Acquisition Rights

Any day between Friday, December 1, 2006 and Tuesday, December 5, 2006, provided, however, that such day shall be four business days after the Conversion Price Determination Date.

29. Bonds Registration Agency

The Bank of Tokyo-Mitsubishi UFJ, Ltd.

30. Redemption Payment Administrator

The Bank of Tokyo-Mitsubishi UFJ, Ltd., Nomura Securities Co., Ltd. and others

31. Exercise Location

Share Registrar, Stock Transfer Agency Division of Mitsubishi UFJ Trust and Banking Corporation

32. Exercise Processing Agent

The Bank of Tokyo-Mitsubishi UFJ, Ltd., Nomura Securities Co., Ltd. and others

33. Method of Offering

To be offered by public offering.

34. Underwriters

Underwriters led by Nomura Securities Co., Ltd.

35. Location for Subscription

Head office and any branch office in Japan of the Underwriters

36. Proceeds of the Underwriters

No underwriting commission shall be paid to the Underwriters, but in lieu thereof, the difference between the offer price of the Bonds with Stock Acquisition Rights (Offer Price) and the issue price of the Bonds with Stock Acquisition Rights to be paid to the Company by the Underwriters upon exercise of each Stock Acquisition Right shall constitute the proceeds of the Underwriters.

37. Ratings

AA- (Rating and Investment Information, Inc.)

38. Listing

Applicable (Tokyo Stock Exchange, Inc.)

39. Consent to Japan Securities Depository Center, Inc.

Consent submitted on November 15, 2006

40. Hitoshi Okuda, a Director and Corporate Executive Vice President, shall be authorized to perform and determine any and all such other things as may be necessary or desirable in connection with the issuance of the Bonds with Stock Acquisition Rights.

41. The above terms and conditions are subject to the condition that the relevant registration shall become effective pursuant to the Securities and Exchange Law.

[Contact]

Mr. Ueoka
Investor Relations Office
Tel: 03-5533-3277
E-mail: ir@nri.co.jp